STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST

OF

ALIGN ALTERNATIVE INCOME PLUS FUND

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.	Name of Statutory Trust: Align Alternative Income Plus Fund

2.	The Certificate of Trust is hereby amended as follows:

The Certificate of Trust is amended by striking therefrom Article FIRST in its entirety and by adding a new Article FIRST to read in full as follows:

FIRST: The name of the statutory trust formed hereby is Align Alternative Access Fund.

3.	This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on the 21st day of August, 2024.

By:	/s/ Charles Failla
Charles Failla, Trustee